Exhibit (8)(ggg)
EXECUTION VERSION
SERVICES AGREEMENT
     The terms and conditions of this Services Agreement between Pacific Investment Management Company (“PIMCO”) and Merrill Lynch Life Insurance Company (the “Company”), are effective as of December 28, 2007
     WHEREAS, the Company, Allianz Global Investors Distributors LLC (formerly known as PIMCO Funds Distributors LLC) and PIMCO Variable Insurance Trust (the “Trust”) have entered into a Fund Participation Agreement dated April 3, 2000, as may be amended from time to time (the “Participation Agreement”), pursuant to which the Company, on behalf of certain of its separate accounts(the “Separate Accounts”), purchases shares (“Shares”) of certain Portfolios of the Trust (“Portfolios”) to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts (“Variable Contracts”) offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts; and
     WHEREAS, PIMCO recognizes that it will derive substantial savings in administrative expenses by virtue of having a sole shareholder rather than multiple shareholders in connection with each Separate Account’s investments in the Portfolios, and that in the course of soliciting applications for Variable Contracts issued by the Company and in servicing owners of such Variable Contracts, the Company will provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios, and provide services respecting investments in the Portfolios; and
     WHEREAS, PIMCO wishes to compensate the Company for the efforts of the Company in providing written and oral information and services regarding the Trust to Variable Contract owners; and
     WHEREAS, the following represents the collective intention and understanding of the service fee agreement between PIMCO and the Company.
     NOW, THEREFORE, in consideration of mutual promises, the Company and PIMCO agree as follows:
     1. Services. The Company and/or its affiliates agree to provide services (“Services”) to owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery of current Trust prospectuses, reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of Variable Contract owners’ instructions in the event of a Trust shareholder vote; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information on a net basis to the Trust or PIMCO as may be reasonably requested; provision of support services, including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios; and provision of other services as may be agreed upon from time to time.
     2. Compensation. In consideration of the Services, PIMCO agrees to pay to the Company service fees according to the rates listed on Schedule A to this Agreement, of the average daily value of the Shares held by eligible Separate Accounts of the Company and ML Life Insurance Company of New York. Such payments will be made monthly in arrears. For purposes of computing the payment to the Company under this Section 2, the average daily value of Shares held in the Separate Accounts over a monthly period shall be computed by totaling such

Separate Accounts’ aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this Section 2 shall be calculated by PIMCO at the end of each calendar month and will be paid to the Company within 30 days thereafter. Payment will be accompanied by a statement showing the calculation of the monthly amounts payable by PIMCO and such other supporting data as may be reasonably requested by the Company.
     3. Term. This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. This Services Agreement may be terminated by either party hereto upon 90 days prior written notice to the other. This Services Agreement shall terminate automatically upon the redemption of all Shares held in the Separate Accounts, upon termination of the Participation Agreement, as to a Portfolio, upon termination of the investment advisory agreement between the Trust, on behalf of such Portfolio, and PIMCO, or upon assignment of the Participation Agreement by either the Company or PIMCO. Notwithstanding the termination of this Services Agreement, PIMCO will continue to pay the service fees in accordance with paragraph 2 so long as net assets of the Separate Accounts remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation.
     4. Amendment. This Services Agreement may be amended only upon mutual agreement of the parties hereto in writing.
     5. Effect on Other Terms, Obligations and Covenants. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, PIMCO or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.
     In witness whereof, the parties-have caused their duly authorized officers to execute this Services Agreement.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Ernest L. Schmider

	Name:	Ernest L. Schmider
	Title:	Managing Director

MERRILL LYNCH LIFE INSURANCE COMPANY

By:	/s/ Lonny J Olejniczak

	Name:	Lonny J Olejniczak
	Title:	President

SCHEDULE A

Merrill Lynch	Fee	Effective
Retirement Plus Advisor (“RPA”) Program Assets in Total Return Portfolio	15 bps	January 1, 2002

Total Return Portfolio	Less than $75mm = 10bps	January 1, 2002
$75mm to $250mm = 12bps
$250mm and over = 15bps

Real Return Portfolio	15 bps	March 4, 2005

CommodityRealReturn Strategy Portfolio	20 bps	March 4, 2005

3